Exhibit 99.2

GRIDSUM HOLDING INC.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: GSUM)

NOTICE OF ANNUAL GENERAL MEETING

To be held on September 18, 2017

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Gridsum Holding Inc. (the “Company”) will be held at the offices of the Company at 11th Floor, Jade Palace Office Building, 76 Zhichun Road, Haidian District, Beijing, China on September 18, 2017 at 10:00 am, Beijing Time (or 10:00 pm on September 17, 2017, U.S. Eastern Time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on August 28, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the ADSs are welcome to attend the AGM in person.

The Company has filed its annual report on Form 20-F for the fiscal year ended December 31, 2016 with the Securities and Exchange Commission (“SEC”) on April 27, 2017. The annual report can be accessed on the Company’s investor relations website at http://ir.gridsum.com as well as the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company by writing to Investor Relations, Gridsum Holding Inc., 8th Floor, Jade Palace Office Building, 76 Zhichun Road, Haidian District, Beijing, 100086, the People’s Republic of China, or by email to IR@gridsum.com.

By Order of the Board of Directors of Gridsum Holding Inc.

/s/ Guosheng Qi
Guosheng Qi
Chief Executive Officer and Chairman

Beijing, PRC

August 17 , 2017